Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

October 9, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Margaret Sawicki Julie Sherman Terence O'Brien

Re:	Aldel Financial II Inc. Registration Statement on Form S-1 Filed September 30, 2024 File No. 333-282397

Dear Mr. Danberg:

On behalf of our client, Aldel Financial II Inc., a Cayman Islands exempted company (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on September 30, 2024 (the “Registration Statement”) contained in the Staff’s letter dated October 9, 2024 (the “Comment Letter”).

The Company has filed via EDGAR the Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Registration Statement on Form S-1 filed September 30, 2024

Prospectus Summary

Our Business Combination Process, page 12

1.	We note your revised disclosure that: "We expect this company to have priority with respect to such acquisition opportunities because our goal is to complete a business combination with a strong target company, as we did in Aldel I, and build a track record which includes the successful completion of our initial business combination before turning to other potential opportunities in the market for subsequently formed special purpose acquisition companies." Please specify the way or ways in which you believe Hagerty Inc. was a strong target company for Aldel I.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 39, 71 and 110 of the Registration Statement.

Dilution, page 92

2.	We refer to our previous comment 3. Since net cash per share will decrease as a result of a deferred underwriting fee and any additional financial advisory fees, these should be reflected as deductions to the company's net tangible book value. Please clarify for us and in the filing why you are adding back these fees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Registration Statement.

Sponsor Ownership, page 144

3.	We note your response to previous comment 5 explaining certain limitations on the interests in the sponsor to be held by the non-managing sponsor members. Please revise your disclosure here to note the proposed investment by the non-managing sponsor members and the reason these investors will not hold any material direct or indirect interests in the sponsor, as explained in your response letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Registration Statement.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Robert I. Kauffman